July 15, 2025

Ashley Dembowski
Chief Financial Officer
Store Capital LLC
8377 East Hartford Drive, Suite 100
Scottsdale, AZ 85255

       Re: Store Capital LLC
           Form 10-K for the year ended December 31, 2024
           Filed March 5, 2025
           Form 10-Q For the quarterly period ended March 31, 2025 Filed May 2, 2025
           File No. 001-36739
Dear Ashley Dembowski:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K For Year Ended December 31, 2024
Exhibits

1. We note that the Section 906 certifications required by Rule 13-a14(b) of the Exchange Act have been omitted from your Form 10-K. Please file an amended
       Form 10-K in its entirety and include the certifications as Exhibits as required by
       Item 601 of Regulation S-K. This comment is also applicable to the Form 10-Q filed
       May 2, 2025.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
 July 15, 2025
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction